UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number 1-32654

___________________

ANORMED INC.

(Translation of registrant's name into English)

#200 – 20353 64th Avenue

Langley, British Columbia

Canada  V2Y 1N5

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K shall be incorporated by reference into the Prospectus and Registration Statement on Form S-8 of AnorMED Inc. (File No. 333-135097).

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.

By:

/s/ W. J. Adams

Name:  William J. (Bill) Adams

Title:

Title:     Chief Financial Officer,
            Vice President, Finance, Secretary and Treasurer

Date:  September 11, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	Material Change Report (Form 51-102F3) dated September 11, 2006.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

AnorMED Inc. (the “Company”)

Suite 200, 20353 - 64th Avenue

Langley, British Columbia V2Y 1N5

Item 2. Date of Material Change

August 30, 2006

Item 3. News Release

On August 30, 2006, the Company issued a press release relating to the material change.  The press release was disseminated via Canada NewsWire.

Item 4. Summary of Material Change

On August 30, 2006, the Board of Directors of the Company unanimously rejected an unsolicited approach from Genzyme Corporation (“Genzyme”) to purchase all of the issued and outstanding common shares of the Company.

Item 5. Full Description of Material Change

On August 30, 2006, the Company’s Board of Directors unanimously rejected an unsolicited approach from Genzyme to purchase all of the issued and outstanding common shares of the Company for U.S. $8.55 per share in cash.

A Special Initiatives Committee of the Company’s Board of Directors has been established to review, consider and evaluate strategic alternatives available to the Company.  In consultation with its financial and legal advisors, the Strategic Initiatives Committee thoroughly reviewed, considered and evaluated the Genzyme approach in the context of the current strategic direction of the Company and its existing business plan, as well as other strategic alternatives available to the Company.

AnorMED has retained Goldman, Sachs & Co. as its exclusive financial advisor to assist the Strategic Initiatives Committee and the Board in evaluating the proposal from Genzyme and any other proposals that may be made, and to develop other strategic or financial alternatives for maximising shareholder value in the context of the current strategic direction of the Company and its existing business plan.

The Strategic Initiatives Committee has also recommended that the board of Directors of AnorMED adopt and implement a Shareholders’ Rights Plan.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8. Executive Officer

Name of Executive Officer:

W.J. (Bill) Adams

Chief Financial Officer, Vice President, Finance,
Secretary and Treasurer

Telephone Number:

604-530-1057

Item 9. Date of Report

September 11, 2006

ANORMED INC.
/s/ W.J. Adams
Signature
W.J. (Bill) Adams, Chief Financial Officer, Vice President, Finance, Secretary and Treasurer
Name and Position of Signatory